SciVac Therapeutics Inc.

PLEASE RETURN THIS FORM TO:

VALIANT TRUST COMPANY

600-750 Cambie Street

Vancouver, BC V6B 0A2

Fax: 604-681-3067

Email: returncards.vancouver@valianttrust.com

2015 Beneficial Shareholder Mail List Request Form

In accordance with National Instrument 51-102, shareholders may elect annually to receive interim financial statements and/or annual financial statements and related management discussion and analysis (MD&A). If you would like to receive such mailings from SciVac Therapeutics Inc. (the Company), please complete and return this form. If you choose not to receive this information, it will still be available to you on the SEDAR website at www.sedar.com. As long as you remain a shareholder, you will be asked yearly if you wish to receive interim and/or annual financial statements and related MD & A for the upcoming year.

[ ]	Mark this box if you wish to receive interim financial statements and related MD&A.

[ ]	Mark this box if you wish to receive annual financial statements and related MD&A.

[ ]	Mark this box if you consent to electronic delivery of future shareholder communications from this Company or Valiant Trust Company as their Transfer Agent. Please provide your email address below and read the Consent to Electronic Delivery below before signing and returning it. Your signature confirms your agreement to the terms listed therein. Please note that the Company may elect not to send certain documents electronically, in which case a paper copy of the document will be mailed to you instead.

NAME (please print very clearly and provide your full name and address – illegible forms will not be accepted)

APT.	STREET NUMBER AND STREET NAME

CITY	PROVINCE/STATE	COUNTRY	POSTAL/ZIP CODE

EMAIL ADDRESS	SIGNATURE(S)		DATE

CONSENT TO ELECTRONIC DELIVERY OF DOCUMENTS:

Valiant Trust Company is seeking consent on behalf of the Company, currently located at Suite 2600 - 595 Burrard Street, Vancouver, B.C., V7X 1L3 contact: sforster@scivactherapeutics.com for electronic delivery of the Company’s future shareholder mailings. By providing my email address and my signature above: 1. I consent, until my consent is revoked by me, to receiving all future communications from the Company to which I am entitled as a shareholder electronically rather than by mail. These documents may include: interim financial reports, annual reports and/or annual financial statements if permitted by corporate law, proxy mailings, and any other holder communications about the Company 2. I understand and agree that, after my consent has been given and the Company has filed the documents with applicable securities regulatory bodies, the Company or its agent, Valiant Trust Company, may notify me that a document which I am entitled to receive electronically is available at the Company’s or Valiant Trust Company’s website with a link to that specific page of the website containing the document. I agree that such notification will be sent to me at the email address I have provided above. 3. I acknowledge that access to the Internet, email and the worldwide web are required for me to access a document electronically and I confirm that I have such access. 4. I understand and agree that any email notice or other notification will contain the web address (or a hyperlink) identifying where the documents to be delivered electronically are located. By accessing the website information which I will be provided under paragraph 2, I can access, view, download and print a paper document from my computer. A document distributed electronically will be in Portable Document Format (PDF). Adobe Acrobat Reader® software is required to view a document in PDF format (Adobe Acrobat Reader® is the registered trademark of Adobe Systems Incorporated.) 5. I understand that I may request a paper copy of a document for which I have consented to electronic delivery by contacting Valiant Trust Company at the telephone number, fax number, email address or mailing address set forth at the top of this form. I understand and agree that at any time and without giving me advance notice, the Company may elect not to send me a document electronically, in which case a paper copy of the document will be mailed to me. If a document intended to be sent to me electronically is not available electronically, a paper copy of the document will be mailed to me. 6. I understand that the Company or Valiant Trust Company, as applicable, will maintain on the website provided to me any document sent to me electronically for not less than one year from the date of its posting. 7. I understand that I may revoke or modify my consent and that I may change my email address to which notices are to be delivered to me any time by notifying Valiant Trust Company by fax, email or mail using the contact information set forth at the top of page one of this form. I understand that if I change my email address or revoke or modify my consent, I must notify Valiant Trust. Such change, revocation or modification must actually be received and acknowledged by Valiant Trust in order for it to be effective. 8. I understand that I am not required to consent to electronic delivery. I am a shareholder of the Company. I have read and understand the terms of this “Consent to Electronic Delivery of Documents” form and, on those terms, I consent to the electronic delivery of the documents I am entitled to receive as a holder of the Company.

PRIVACY NOTICE: At Valiant Trust Company, we take your privacy seriously. In the course of providing services to you we receive non-public, personal information about you. We receive this information through transactions we perform for you, from enrolment forms and through other communications with you. We may also receive information about you by virtue of your transactions with affiliates of Valiant Trust Company or other parties. This information may include your name, social insurance number, stock/unit ownership information and other financial information. With respect both to current and former customers, Valiant Trust Company does not share non-public personal information with any non-affiliated third party except as necessary to process a transaction, service your account or as permitted by law. Our affiliates and outside service providers with whom we share information are legally bound not to disclose the information in any manner, unless permitted by law or other governmental process. We strive to restrict access to your personal information to those employees who need to know the information to provide our services to you, and we maintain physical, electronic and procedural safeguards to protect your personal information. Valiant Trust Company realizes that you entrust us with confidential personal and financial information and we take that trust very seriously. By providing your personal information to us and signing this form, we will assume, unless we hear from you to the contrary, that you have consented and are consenting to this use and disclosure. A complete copy of our Privacy Code may be accessed at http://www.valianttrust.com/privacy/, or you may request a copy in writing to 600 – 750 Cambie Street, Vancouver, BC, V6B 0A2.